UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 Amendment No. 3 KINDER MORGAN MANAGEMENT, LLC (Name of Issuer)

Shares (Title of Class of Securities)

49455U 10 0
(CUSIP Number)

Mr. Joseph Listengart
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002
Telephone: (713) 369-9000
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

with a copy to:
Mr. Gary W. Orloff
Bracewell & Patterson, L.L.P.
South Tower Pennzoil Place
711 Louisiana Street, Suite 2900
Houston, Texas 77002-2781
Telephone: (713) 221-1306
Fax: (713) 221-2166

August 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No.: 49455U 10 0
1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Kinder Morgan, Inc. 48-0290000
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kansas
7	Sole Voting Power 14,290,779
8	Shared Voting Power 0
9	Sole Dispositive Power 14,290,779
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 14,290,779
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 29.7%
14	Type of Reporting Person CO

STATEMENT ON SCHEDULE 13D/A

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"), on May 25, 2001, as amended by Amendment No. 1 on September 17, 2002 and Amendment No. 2 on March 27, 2003 (the Initial Statement as so amended, the "Statement"), relating to the shares (the "Shares") of Kinder Morgan Management, LLC, a Delaware limited liability company (the "Issuer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is supplemented as follows:

     The Issuer makes quarterly distributions of additional Shares to all holders of Shares, including the Reporting Person. Pursuant to such distributions, the Reporting Person acquired an additional 255,041 Shares on May 15, 2003 and an additional 240,789 Shares on August 14, 2003.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is supplemented as follows:

     As of August 14, 2003, the Reporting Person beneficially owned 14,290,779 Shares, which represent approximately 29.7% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date. The Reporting Person has sole voting and dispositive power with respect to such Shares. The persons listed on Appendix A to the Statement disclaim any beneficial ownership of the Shares beneficially owned by the Reporting Person. The Reporting Person's response in Item 3 is incorporated herein by reference. Other than the Issuer's quarterly distributions, none of the persons listed on Appendix A to the Statement have effected any transactions in the Shares on, or in the sixty days prior to, August 14, 2003 or since the filing of Amendment No. 2 to the Statement. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2003	Kinder Morgan, Inc.

	By:	/s/ Joseph Listengart
Joseph Listengart
Vice President, General Counsel and Secretary